UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No. 1)*
Stitch Fix, Inc.
(Name of Issuer)
Class A Common Stock, $0.00002 par value per share
(Title of Class of Securities)
860897107
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

484,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

484,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

484,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

463,838

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

463,838

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

463,838

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Advisors LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

20,162

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

20,162

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,162

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

20,162

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

20,162

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,162

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

163,775

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

163,775

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

163,775

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast International Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

300,063

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

300,063

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,063

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12.	TYPE OF REPORTING PERSON

CO

This statement is filed with respect to Class A Common Stock, $0.00002 par value per share (the "Common Shares") of Stitch Fix, Inc. (the "Issuer") beneficially owned by the Reporting Persons (as defined below) as of December 31, 2017 and amends and supplements the Schedule 13G filed on November 27, 2017 (the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
- Robert S. Pitts, Jr., a United States Citizen ("Mr. Pitts").
- Steadfast Capital Management LP, a Delaware limited partnership (the "Investment Manager").
- Steadfast Advisors LP, a Delaware limited partnership (the "Managing General Partner").
- Steadfast Capital, L.P., a Delaware limited partnership ("Steadfast Capital").
- American Steadfast, L.P., a Delaware limited partnership ("American Steadfast").
- Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the "Offshore Fund").
Mr. Pitts is the controlling principal of the Investment Manager and the Managing General Partner. The Managing General Partner has the power to vote and dispose of the securities held by Steadfast Capital.  The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
(i)	Mr. Pitts beneficially owns 484,000 Common Shares.
(ii)	The Investment Manager beneficially owns 463,838 Common Shares.
(iii)	The Managing General Partner beneficially owns 20,162 Common Shares.
(iv)	Steadfast Capital owns 20,162 Common Shares.
(v)	American Steadfast owns 163,775 Common Shares.
(vi)	The Offshore Fund owns 300,063 Common Shares.
(vii)	Collectively, the Reporting Persons beneficially own 484,000 Common Shares.
(b)	Percent of class:
(i)	Mr. Pitts' beneficial ownership of 484,000 Common Shares represents 5.3% of the outstanding Common Shares.
(ii)	The Investment Manager's beneficial ownership of 463,838 Common Shares represents 5.1% of the outstanding Common Shares.

(iii)	The Managing General Partner's beneficial ownership of 20,162 Common Shares represents less than 1% of the outstanding Common Shares.
(iv)	Steadfast Capital's beneficial ownership of 20,162 Common Shares represents less than 1% of the outstanding Common Shares.
(v)	American Steadfast's beneficial ownership of 163,775 Common Shares represents 1.8% of the outstanding Common Shares.
(vi)	The Offshore Fund's beneficial ownership of 300,063 Common Shares represents 3.3% of the outstanding Common Shares.
(vii)	Collectively, the Reporting Persons' beneficial ownership of 484,000 Common Shares represents 5.3% of the outstanding Common Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Shares:
Not applicable.
(ii)	Shared power to vote or to direct the vote of Common Shares:
Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to vote or direct the vote of the 20,162 Common Shares beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 163,775 Common Shares beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 300,063 Common Shares beneficially owned by the Offshore Fund.
(iii)	Sole power to dispose or to direct the disposition of Common Shares:
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of Common Shares:
Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to dispose or direct the disposition of the 20,162 Common Shares beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 163,775 Common Shares beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 300,063 Common Shares beneficially owned by the Offshore Fund.

Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 14, 2018
STEADFAST CAPITAL MANAGEMENT LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST ADVISORS LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LP, as Managing General Partner

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
Director

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.